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                              May 2, 2022

       Ronald Ballschmiede
       Chief Financial Officer
       STERLING CONSTRUCTION CO INC
       1800 Hughes Landing Blvd
       The Woodlands, Texas 77380

                                                        Re: STERLING
CONSTRUCTION CO INC
                                                            Form 8-K filed on
March 1, 2022
                                                            Form 10-K/A as of
December 31, 2021
                                                            Filed on March 24,
2022
                                                            File No. 001-31993

       Dear Mr. Ballschmiede:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on March 1, 2022

       General

   1. We note your reconciliation of Company Adjusted Net Income to the most directly comparable GAAP measure
which appears to be in the form of a full non-GAAP income
                                                        statement. Please
revise your presentation to instead provide separate reconciliation from the most directly
comparable GAAP measure, which appears to be Net income. Refer to Question 102.10 of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
   2. We note you provided 2022 outlook and outlook ranges for certain non-GAAP financial measures. In future
filings, please provide the reconciliations required by Item 10(e)(1)(i)
                                                        of Regulation S-K. To
the extent you are relying on the    unreasonable efforts    exception
                                                        in Item 10(e)(1)(i)(B),
please explain why that would be the case given your 4th Quarter
 Ronald Ballschmiede
STERLING CONSTRUCTION CO INC
May 2, 2022
Page 2
         and Full Year Earnings Call presentation includes certain 2022 modeling considerations that would appear to allow for the ability to provide such reconciliation to the nearest
         GAAP outlook ranges. Reference is made to Question 102.10 of the
Division   s
         Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Form 10-K/A filed on March 24, 2022

3. Acquisitions, page 45

3. Please disclose a qualitative description of the factors that make up the goodwill and the amount of goodwill that is expected to be deductible for tax purposes related to the Petillo acquisition. See ASC 805-30-50-1(a) and ASC 805-30-50-1(d).
17. Retirement Benefits
Multi-Employer Pension Plans, page 59

4. Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in
the plan   s most recently
         available annual report. Please also disclose the specific year-end date of the plan to which the annual report relates. Refer to ASC 715-80-50-5(e)(2).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameRonald Ballschmiede     Sincerely,
Comapany NameSTERLING CONSTRUCTION CO INC
                                          Division of Corporation Finance
May 2, 2022 Page 2                        Office of Real Estate & Construction
FirstName LastName